Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Coca-Cola Bottling Co. Consolidated

Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	First Quarter
	2013	2012
Computation of Earnings:
Income before income taxes	$8,109	$9,562
Add:
Interest expense	6,893	8,495
Amortization of debt premium/discount and expenses	487	578
Interest portion of rent expense	520	498

Earnings as adjusted	$16,009	$19,133

Computation of Fixed Charges:
Interest expense	$6,893	$8,495
Capitalized interest	54	11
Amortization of debt premium/discount and expenses	487	578
Interest portion of rent expense	520	498

Fixed charges	$7,954	$9,582

Ratio of Earnings to Fixed Charges	2.01	2.00